ORBIS

03032967

Warszawa , 2003-10-13

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

PROCESSING SECTION
RECEIVED
OCT 27 2003
181
SEC MAIL WASH., D.C.

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 28/2003.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

dlw 10/30

Current report no 28/2003

Referring to the Share Sale and Purchase Agreement described in the current report no 13/2003 of shares in the company Hekon Hotele Ekonomiczne S.A. having its z corporate seat in Warsaw, entered into on June 24, 2003, by and between "Orbis" S.A. and Accor Polska Sp. z o.o. having its z corporate seat in Warsaw and Accor S.A. having its z corporate seat in Evry, France (hereinafter, the "Agreement"), the Management Board of Orbis S.A. hereby informs that the fact of receipt of a permit granted by the President of the Consumer and Competition Protection Office, dated October 8, 2003, for concentration consisting in take-over, by "Orbis" S.A., of control over Hekon - Hotele Ekonomiczne S.A. having its z corporate seat in Warsaw and over a part of the business of Societe d Exploitation Hotek Polska Sp. z o.o. having its z corporate seat in Warsaw, is tantamount to the fulfillment of the condition precedent to the Agreement described in the current report no 13/2003 .

Let us clarify that the content of the permit granted by the President of the Consumer and Competition Protection Office relating to the part of the business run by Societe d Exploitation Hotek Polska Sp. z o.o. having its z corporate seat in Warsaw, relates to take-over of management over the Mercure Chopin Hotel in Warsaw by Orbis S.A., as provided for in the Agreement.